Filed by BlackRock MuniHoldings Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock MuniHoldings Fund II, Inc.

File No. 333-241481

Date: January 6, 2021

Dear Shareholder,

At this time, we have not received voting instructions for your shares in certain BlackRock closed-end funds (each a “Fund” and collectively, the “Funds”) and the deadline to vote is quickly approaching. The Board of Directors/Trustees of each Fund is recommending a vote in favor on the applicable proposal(s), which are described in detail in the proxy statement(s) previously sent to you. Voting your shares regardless of how many you own will help ensure that there is enough shareholder participation to pass the proposal(s) and avoid an additional adjournment.

Georgeson LLC (“Georgeson”) has been retained by each Fund to help solicit votes for the Funds’ shareholder meetings. Georgeson would be happy to assist you by answering any questions regarding the proposal(s), and by recording your vote over the phone. Voting by phone is a quick way to participate to ensure your shares are represented at the meeting(s).

The proxy materials contain important information; please read them carefully. Copies of the Joint Proxy Statement/Prospectus are available for free by visiting https://www.proxy-direct.com/blk-31540 or by calling Georgeson, the Funds’ proxy solicitor toll free at 1-866-767-8867.

PLEASE VOTE NOW BY CALLING Number: 1-866-767-8867

Hours: Weekdays - 9:00am until 11:00pm and Saturdays - Noon to 6:00pm ET

Reference Number: [GS Number]

The shareholder meetings are scheduled to be held on Thursday, January 21, 2021, so please act quickly!